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                              December 22, 2022

       Scott Sobie
       President and Chief Executive Officer
       Hammerhead Energy Inc.
       Suite 2700, 525-8th Avenue SW,
       Calgary, Alberta, T2P 1G1

                                                        Re: Hammerhead Energy
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed December 21,
2022
                                                            File No. 333-267830

       Dear Scott Sobie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-4

       Material Canadian Tax Considerations, page 203

   1. Please revise your Canadian tax discussion to clarify that the discussion in the prospectus
                                                        constitutes counsel   s
opinion and name counsel. In addition, clearly identify and
                                                        articulate the opinion
being rendered. For guidance, refer to Sections III.B.2 and III.C.2 of
                                                        Staff Legal Bulletin
19.
 Scott Sobie
FirstName  LastNameScott
Hammerhead   Energy Inc. Sobie
Comapany22,
December   NameHammerhead
              2022           Energy Inc.
December
Page  2   22, 2022 Page 2
FirstName LastName
Exhibits

2. Please have counsel revise Exhibit 5.1 to opine as to the due authorization of the New
         SPAC Warrants and Warrant Transaction Documents and remove the assumptions in clauses (m) and (p). It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to
Section II.B.3.a of
         Staff Legal Bulletin No. 19.
3. Please have counsel revise Exhibit 5.2 to clarify that the company is registering
         30,050,000 warrants.
       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Adam Givertz